Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges(1)
(Dollars in thousands)
(Unaudited)

	Six-Months Ended	Year Ended	Six-Months Ended	Year Ended
	June 28, 2008	December 29, 2007	December 30, 2006	July 1, 2006	July 2, 2005	July 3, 2004	June 28, 2003
Earnings as defined:
Income from continuing operations before income tax expense, minority interest and income/loss from equity investees	$123,419	$185,321	$112,830	$417,543	$343,099	$397,512	$545,838
Fixed charges	89,399	223,395	90,168	44,366	52,596	52,743	59,538
Amortization of capitalized interest	1,691	3,676	2,024	4,227	5,000	6,438	7,990
Distributed income of equity investees	—	—	—	—	3,030	3,943	4,929
Interest capitalized	(1,540)	(2,184)	(1,904)	(4,656)	(1,694)	(1,353)	(1,839)
Minority interest in pre-tax income	(567)	(1,195)	(910)	(1,224)	(55)	100	—

Total earnings, as defined	$212,402	$409,013	$202,208	$460,256	$401,976	$459,383	$616,456

Fixed charges, as defined:
Interest Expense	$77,999	$201,131	$78,692	$26,075	$35,244	$37,411	$44,245

Amortized premiums, discounts and capitalized expenses related to indebtedness	3,105	6,475	2,279	—	—	—	—
Interest factor in rental expenses	8,385	15,789	9,197	18,291	17,352	15,332	15,293

Total fixed charges, as defined	$89,399	$223,395	$90,168	$44,366	$52,596	$52,743	$59,538

Ratio of earnings to fixed charges:	2.38	1.83	2.24	10.37	7.64	8.71	10.35

(1)	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into the registration statement along with which this exhibit has been filed. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest factor.